Exhibit 99.2

CANADA GOOSE HOLDINGS INC.

August 10, 2026

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

The Office of the Superintendent Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland & Labrador

Office of the Yukon Superintendent of Securities

Northwest Territories Securities Office

Nunavut Securities Office

Re:	Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of the shareholders of Canada Goose Holdings Inc. (the “Company”) held virtually on August 7, 2026 (the “Meeting”), we hereby advise you, in accordance with Section 11.3 of NI 51-102, of the following voting results obtained at the Meeting.

1.	Election of Directors

The ten (10) nominees proposed by management of the Company were elected as directors of the Company by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting. The votes cast for each nominee were as follows:

Nominees	Percentage of Votes For	Percentage of Votes Withheld
Michael D. Armstrong	99.95%	0.05%
Jodi Butts	99.94%	0.06%
Maureen Chiquet	98.76%	1.24%
Ryan Cotton	97.43%	2.57%
Jennifer Davis	99.90%	0.10%
John Davison	99.97%	0.03%
Massimo Piombini	99.98%	0.02%
Dani Reiss	97.60%	2.40%
Gary Saage	99.97%	0.03%
Belinda Wong	99.96%	0.04%

2.	Appointment of Deloitte LLP as Auditor

Deloitte LLP was appointed as the Company’s auditor by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting. The votes cast were as follows:

Percentage of Votes For	Percentage of Votes Withheld
99.99%	0.01%

3.	Amendment of the Company’s Omnibus Incentive Plan

The ordinary resolution increasing the number of subordinate voting shares reserved for issuance under the Company’s omnibus incentive plan (as amended and restated) was approved. The votes cast were as follows:

Percentage of Votes For	Percentage of Votes Against
97.32%	2.68%

DATED this 10th day of August, 2026.

CANADA GOOSE HOLDINGS INC.

/s/ David Forrest
David Forrest
General Counsel